# Move

Technology Software Food Retail Moonshots

## Supermarket of The Future. Premium Groceries without Premium Markups.

SHOPMOVE.CO SAN FRANCISCO CALIFORNIA


MOVE
MOVE
SICILIAN-STYLE CAPONATA



*Move is a new digital supermarket, launching in 2019. We find the greatest groceries in the World and ship them to you under our own brand. By taking out the middlemen and the markup, we're making incredible groceries available to everyone. In the last two years, we've built a nationwide supply chain of the best artisans and a revolutionary online...* more

**Chai Mishra** CEO @ Move

### Why you may want to support us...

1. Y Combinator Alum (W17)
2. $1.65M in funding from SF 49ers, Joe Montana, Matt Bellamy, Fundersclub and 25 others.
3. Traction: Successful beta with over $200K in organic sales.
4. Operations: First digital supermarket to hit all 50 states.
5. Product: Designed revolutionary digital experience with 4.5 star rating.
6. Team: Berkeley and Ivy-league grads, Alums from the world's largest eCommerce brands
7. Market: Largest consumer sector in the World ($700 Billion yearly in the US).

## Why investors ❤ us

WE'VE RAISED $2,560,354 SINCE OUR FOUNDING



*We Invested in Move because its a Bold Redesign of the Classic Supermarket*

**Joe Montana**

Investor in Move and Hall of Fame 49ers Quarterback



*I believe in the future of online groceries.*

**Cavan Patterson**

Husband. Father. CEO. Whole food advocate. Creator. Innovator. Forager. Naturalist. Bioremediator



*I believe in the concept along with the business model. Now lets kill it*

**Murtaza Ramzan**

SEE MORE

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Chai Mishra**

CEO

*Entrepreneur and Engineer, Expert in Sales and Marketing, Passionate leader and developer*

in



**Robert Davidorf**

CFO

*Founder of Playlist.com and CFO at several VC-backed startups.*

in



**Natasha Allen**

External General Counsel

*Legal advisor with experience in M&A, general corporate matters, and tax planning strategies.*

in



**Philipp Kreibohm**

Advisor

*Founder CEO of Home24 (One of Europe's Largest Ecommerce Companies)*



**Jeremy Yamaguchi**

Advisor

*Founder & CEO at Lawn Love, Founder of Aeron Creative and Golden Shine*

in



**Frank Yoo**

Advisor

*Director of Product Design at Lyft, Former Mobile Design Lead: LinkedIn, Former UI Designer: Yahoo*

in



**Kalle Freese**

Advisor

*Ninth Greatest Barista in The World (World Barista Championship)*



**Steven Hsiao**
Advisor
*YC Founder of SpoonRocket*



**Michael Seibel**
Advisor
*CEO of YCombinator (Silicon Valleys' Best Incubator)*



**Brano Perkovich**
Advisor
*CIO of the San Francisco 49ers*



**Jason Wang**
Advisor
*YC Founder of Caviar*



**Adora Cheung**
Advisor
*Partner at Y Combinator, Founder of Homejoy, Skilled in Python, Matlab, Product Management, Research*

### In the news

# A New National Supermarket

We've built a digital supermarket to reinvent the grocery business. With bleeding-edge technology and a disruptive business model. This year, we're bringing it to the whole country.


MOVE

### The Best Staples in the World

250 household staples from the best artisans.

### For a Fraction of the Cost

No middleman. Radially more affordable products (25% or more).

### Available Nationwide

In 2019, we're launching in all 50 states.

## ONE
## Millennials are about to disrupt the World's Largest Consumer Sector.

The big chains haven't innovated in decades. Now Millennials are demanding better products, prices, and experiences. A $700 billion industry is about to be shaken.


Move Video #2
Watch later
Share
STAPLES

## TWO
## We've built a supermarket for Millennials and Modern Times

We make and ship the best staples in the world. For radically low prices. Without the middleman. Direct to you.


Move Video #3
Watch later
Share
250 STAPLES
SHIPPING SOON

## THREE
## Users love Move and they keep coming back

After testing thousands of products, we've created a "superstore" of 250 incredible household staples. Beyond that, we've designed an addictive online experience that doesn't just make supermarket shopping simple – it makes it sexy.


Move Video #4
Watch later
Share

## FOUR
## One All-Access Membership. $100 for others. Free for you.

With a yearly membership, we're able to make products affordable for users while making the healthiest margin in the industry.



## FIVE
## The First Full Supermarket to Go to All 50 States

We've set up 4 distribution centers across the country that allow us to get perishable groceries to anyone in the country within 2 days.


Move Video #6
Watch later
Share

### What if Everyone Could Access the World's Best Products?

We've believe that the world's next great company will be the one that opens up the greatest products to everyone. A company like that would not only transform th emarket, it would change the world itself. That's the company we're building.


MOVE



**More Categories Coming**

We're starting with grocery. In the next 3 years, we're going to take over everything you buy for your home.


MOVE NY

**Real Stores Nationwide**

A nationwide chain of stores is on our horizon. Completely automated and mind-blowingly convenient.



**Membership Perks**

At Move, membership will be much more than a piece of plastic. Shopping concierge, cooking classes, and much more coming soon.

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Move is a new digital supermarket, launching in 2019. We find the greatest groceries in the World and ship them to you under our own brand. By taking out the middlemen and the markup, we're making incredible groceries available to everyone. In the last two years, we've built a nationwide supply chain of the best artisans and a revolutionary online shopping experience. And this year, we're bringing our supermarket to a $700 Billion industry and the entire country. We want you to join us.

### Where will your company be in 5 years?

We're on a mission to find the best household staples and make them accessible to everyone. Starting with grocery (the World's largest consumer sector), we're soon going to take over cleaning, toiletries, pharmacy, liquor and everything else that you usually get at the supermarket. As always, we'll bring them to you the only way we know how: designed thoughtfully and made ethically- with consistently better packaging and experiences, powered by efficient and ethical supply chains.

### What is Move?

Move is building the next-generation supermarket. We sell our own brand of supermarket staples and we ship them all over the country. By taking out middlemen and markups, we're making the best products more affordable.

### What problem are you solving?

We see three critical issues with the traditional supermarket model. We call these issues the three Es.
First is economics. Most of the money you spend at a supermarket does not go to the food. About 85%, of what you spend at a supermarket goes to middlemen, marketing, and markups. The average family spends about $120 per week on groceries, so $108 of that goes to running the store and the middlemen along the way, and $12 actually goes to the farmers
Second is experience. This problem is fairly straightforward. Shopping for groceries is not a pleasant experience. At this point, we're all buying almost everything online, with the exception of food. Groceries are the largest consumer sector in the world and they're still almost entirely offline. That's really a problem. Grocery experiences and brands haven't caught up.
The third problem is with ethics. Supermarkets act like funnels in the food value chain. We take all of the good food in the economy and drive it into tiny pockets like San Francisco and New York. In those pockets, there's a massive surplus of food, and about a third of the food in supermarkets gets thrown out every day. At the same time, go over to a city like Oakland, or many of the rural or suburban areas in America, and they're food deserts, with a giant deficit of quality food. About a third of the U.S. population lives in areas which have no supermarkets for five miles in any direction.
And unfortunately, the new startups in the space aren't really doing much about those actual issues. Most "grocery startups" are just delivery services. In other words, they're simply building last-mile delivery service on top of supermarkets. It's hard to fix an industry when your company sits on top of it.

## Walk me through the experience of using Move.

We have a host of suppliers across the country. We'll find the best jam supplier, which in this case is a company out of Georgia. We'll find the best coffee roaster. We'll find the best cereal supplier. We'll find the best version of something in the U.S. and work with one person and their products will go nationwide. We truly believe in the idea of "best" over "local." It matters more to us that a product is the best in a category than that it is locally sourced. So, now we've got a network of suppliers all over the country, one for each category you see on the site, and we've got four warehouses, in Stockton, California; Madison, Wisconsin; Wilmington, Delaware; and New Orleans, Louisiana.
When you place an order, anywhere in the country, you are within two days of a Move warehouse. That's something nobody else in the country has. We can ship you fresh, frozen, any kind of food, to any U.S. customer.
Right now, you go to the website, you place an order, and you receive it in about three days. Most customers are planning out their groceries ahead of time, so we don't think three days is unreasonable. On the back end, our warehouses are getting cross-docked, which means our suppliers are sending products to our warehouses weekly in the exact amounts that need to go out that week. So, let's say it's Monday, and we've got 1,000 orders that need to go out that week. We need 1,000 pounds of steak. Our steak supplier will send exactly that amount. When each piece comes in, we earmark it for a specific customer. This leads to zero food waste and incredible economics, because we have such a quick turnaround time. The food comes into our warehouse and it immediately gets put into orders. Let's say you order steak and jam and pasta sauce and pasta. That's four suppliers right there. All of that comes into the warehouse, our staff picks one of each of the product, they put it into a box, put a shipping label on it that says your name, and it gets mailed out to you and reaches you within two days.
Traditionally, the deciding factor in whether or not a company can ship perishable food to you is whether or not you live within two days of a warehouse of theirs. If you live more than two days away, then the food's going to go bad. Everything needs to go out by ground shipping for it to be feasible. The ability to do that has been our biggest accomplishment. We are the only supermarket that can ship food affordably, efficiently, feasibly, to anyone in the country.

## Why are grocery store supply lines so inefficient?

I think it's best told through the story of one individual product. I come from the coffee world. Coffee is the second-most-traded commodity in the world, and a lot happens between it being grown and it actually getting to you. Let's go through those processes. You have a farmer somewhere in the developing world, say in Guatemala or Vietnam or Indonesia, make the coffee. It grows as red cherries. The farmer cracks them open and gets coffee beans. From there, it's going to get pooled in. Step two, a co-op is going to come in and combine all of the coffee together. That co-op is going to take it and combine it with coffee from hundreds of different farmers. They're going to take it to a roaster. A roaster's going to buy coffee from a bunch of different co-ops and roast it. Every step of the way, these businesses are adding markups. Then the roaster breaks it up and starts selling it to dozens and dozens of distributors, who in turn sell it to exporters. They sell it to importers in the U.S. who specialize in buying coffee. Those importers take it and give it to food processors. They essentially sell to manufacturers, who are companies like Nestle, who buy it and package it up. They sell it to distributors all over the country. Finally, they sell it to wholesalers or retailers.
On average, you're looking at anywhere from seven to 17 middlemen in the production of a food product. That's where almost all of the money goes.

### How severe is the problem of food deserts in the U.S.?

Between 20 to 33 percent of the country lives in a food desert.

### Who are your customers?

There's a primary, secondary and tertiary customer here. The primary customer is young, female and urban, usually living in one of the ten big cities, including San Francisco, New York, and L.A. It's a young professional woman who's making usually above $75,000 a year and living in the cities.
The customer we see after that is quite a bit different from the primary customer. Our secondary customer is an older female, aged between 35 and 60, and they are suburban or rural. They tend to live in areas where the closest Whole Foods is three hours away, or the closest Trader Joe's is five hours away. Move is the only option they have. This isn't just one of the options -- it is truly the only option they have.
Our tertiary customer is a young male living in a big city -- the usual suspects, the industries you'd expect, including finance, startups, technology, and marketing. They tend to skew a little bit younger.

### How do you convince customers to switch to Move?

I think where we win is on the basis of a very, very high-quality product. We'll match our product up against anybody else's in the world and we think we'll come out on top. Plus, we charge a fair price, and our products are sourced through extremely ethical means. We're the highest quality in the country and we source through the best means possible.
We do offer great convenience, but we don't really market Move as an online grocery delivery service. If you buy on the basis of convenience exclusively, Move is probably not the best bet for you. That's not how we try to compete. That's definitely not a war we will win. But I think there's a misunderstanding in the industry about how much people really care about convenience when it comes to groceries. If I'm trying to order Chinese food, I'm not going to wait for that to come in two days later. If I'm ordering pizza, I want that now. The groceries that we deal with work very differently. These are products that most people buy week after week. We're talking about staples, not impulse purchases. These are high volume, high frequency products. So I question how much demand matters. And I have evidence for this: Instacart's entire pitch was, "get it now." What started to happen was that they would have drivers out on the street waiting for people to make orders right now, and then that led to a serious density problem, because people just don't buy groceries that frequently. People won't pay a $15 premium to get their groceries right now.
The critical difference between groceries and restaurant deliveries is that 100% of the products you get from DoorDash or UberEats will be consumed immediately. When you're talking about an Instacart order, think about what you're buying. You're buying ketchup and rice and milk. I bet 95% of your order is set aside for future consumption. So, really, there's no inherent benefit in you getting it immediately. I'll concede the point that I think that frequently people believe that's what they need, and sure, if we offered faster delivery, that might lead to more sales. That's true, but convenience is something we will naturally build up to. In the next two to three years, Move will start doing within the hour deliveries in the big urban centers. It's a lower-level priority for us.

### What's the average Move order?

Our average orders are $135 as of September 2018. What that shows is that we're getting the best of two separate worlds. We are both a utility and a luxury. When people start spending $135 on this site, that's because this is a utility, because people are going out there to get their groceries. They're not buying this as a one-time purchase and they're not buying just one thing. They're buying a lot. They're buying this to eat during the entire week.
We're still sussing out our reorder data and our retention data, but generally, what we see is that if you're going to reorder, you reorder within two weeks. We're working on a feature that allows customers to order the same cart multiple times -- we've had that in the past and it's been very successful for us. Right now, we're focusing on one-time purchases, but it's very easy for us to turn on subscriptions. We're working on a smart subscription model that's driven by AI. This would send you the exact amounts of the products that you need. Ketchup doesn't run out at the same speed as milk does. It will take into account how long people take to run through a product and how perishable a product is. It sends you the products at that frequency, so you're not getting billed the same amount week after week. You can subscribe to individual products right now, but what we're really using that for is to measure how frequently people like to receive different products. That's just for us to gather data. We're working on a subscription feature that's going to be a lot better than anything on the market.

### How did Move begin?

I grew up in India. My dad ran a trading company, so all of my earliest memories are of steel mills and cement plants and food processing centers and distributors and wholesalers. As I got older, that's what I really wanted to study. I came to America, to UC Berkeley, and that's exactly what I wanted to study -- how products were made, how they were brought into the economy, how they got to people. I started studying industrial processes at Berkeley, but I dropped out about a semester in, just because it really wasn't informing. The program was built around how to get a job at Tesla, not how to actually build a company. All I wanted to do was work on supply chains with companies that were making actual products. I wanted to see how products were getting made around the world. So, at 18 I left Berkeley and I started working.
My first job was in China, where I worked with American and European hardware startups. Hardware is a heavy word, but it's basically startups making physical products. I would help them get their products manufactured and distributed. It was everything between you deciding the world needs a certain type of sweater and you shipping that sweater to your very first customer. I did that for dozens and dozens of direct-to-consumer startups. I worked in France, I worked in America, I went back to India, I worked in Germany for a bit, I worked in Estonia -- I went all over the world helping direct-to-consumer companies build entire supply chains.
Toward the end of that phase in my career, I was primarily working with direct-to-consumer food companies. The last company, where I worked for a year and a half, was a coffee company out of Germany. What this company has done was, this company had built what they called the world's first roast-grind-brew coffee machine. It was a coffee machine that could roast beans, grind them, and brew coffee. This is really something incredible, because you can put in green coffee beans and it would make a cup of black coffee. It's also incredible because if you can roast your own coffee beans, that means that you can buy coffee directly from a farmer. You don't have to buy from a supermarket. It's like being able to make your own steel, or grow your own wood and make your own furniture. I was running the supply chain over there with a team of about 15 people. At the time, they'd raised about $3 million in pre-orders from around the world, and it was my job to build the supply chain to get these 30-pound machines to people in 85 countries. We also needed a separate supply chain to allow people to buy green coffee beans directly from the farmers. That was truly the experience that led to Move. For six months, I would spend half the day talking to farmers in Ethiopia, Indonesia, or Vietnam, and I'd spend the other half of the day talking to supermarkets in the developed world. I did that long enough for two things to became clear. One, that the system is extremely inefficient, and two, it's unethical. The coffee farmers I was working with would sell a pound of coffee for about 17 cents and that very same pound of coffee would then later get sold at a supermarket for $15 or $17. It was a 100X markup, which is absolutely ridiculous.
At that time, a few things overlapped at the perfect moment for me. The problem of food supply chains was very clear to me. Two other things were happening at the same time. Number one, the direct-to-consumer movement was really starting to take off. Dollar Shave Club had a huge success, Casper was starting to hit it big, and we'd had a couple other companies that had come out with products that were innovative and powerful, compelling brands, and they made fortunes. Silicon Valley had this new found respect for

companies like Warby Parker and Everlane. Those companies led the way. So it was becoming very clear to me that there was this giant problem with how supermarkets are built and how food chains are laid out. Silicon Valley specifically was starting to work with direct-to-consumer supply chains. There was actually money for it, and there was a consumer interest. Plus, Millennials dropped their parents' brands pretty quickly. All of a sudden, all of the brands that meant something in the '70s and '80s and '90s didn't mean anything.

Number two, I'd grown up in India and I'd see small producers my whole life. To this day, about 95% of the food in India is organic and local, not for any ethical reasons, but because that's what the rudimentary supply chain is. Then I moved to Berkeley, and which was the birthplace of the farm to table movement. Those things came together for me: Food's got a huge problem, direct-to-consumer is booming, and truly, when you think about direct-to-consumer and translate that into food terms, you're talking about farm to table. That has been applied in a restaurant sense, but nobody ever thought about building a supermarket that was truly farm to table.

All of a sudden I thought, "All right, that's what we have to do. We have to build a direct-to-consumer, farm to table supermarket. If we do that, not only can we get far higher quality products, but we can make them far lower cost, and most importantly, we can get them to anyone in the country." Those were the three things that really mattered at the time and continue to matter the most right now. We can find the highest-quality products in the world and make them affordable and accessible to anyone in the world.

I incorporated the company in 2016, and in early 2017, we went to Y Combinator. We've been working on Move in this iteration ever since then. The last year and a half has been incredible.

### How do you measure progress?

Up until this point, we measured it in terms of the infrastructure that we built. That's been the most important factor -- the infrastructure and the product. We inherently are a company that doesn't have the luxury of starting off with one customer in one city and then scaling it up like that. For us, it's a very, very capital-intensive business. If you think about the basic mathematics of it, what you're really talking about is that for us to do $1 million in sales, then one million people need to go to the website. When one million people go to the website, they need to see our product -- and our product isn't granola and our product isn't pasta. Our product is the supermarket. Enough products need to be on there, enough different categories need to be on there, enough products need to be in stock, for it to make sense as a supermarket. If you went onto the website and we were only selling four different types of snacks, that's not a supermarket, and we're not giving our customers the same sort of usability. We're talking about 100 different products across 20 or so aisles that all need to be in stock nationwide with gigantic volumes.

The goal was to build up to a point that we're finally at now, where we can affordably ship an entire grocery store to anyone in the country. That was really the measure of success. It was a much harder measure -- it was a point in time that we wanted to reach and we reached there -- and now we're raising money to grow off of that. We're raising money specifically for marketing and to take the message out to people. We marketed in the past, as experiments, to figure out specific things about how we'll acquire users, but we really wanted to get to the point where it's just a financing issue. Before we raised money, we wanted to de-risk the business. We wanted to de-risk the product, the technology, all of that. We wanted to be at a point where we knew how to acquire users, how much money it cost and what channels work for us. We know that when we acquire those users and they're going to the site, they're going to have an experience that's going to make them convert. We tested that into oblivion and it's great. And then lastly, and most importantly, when these people make an order, we're actually going to be able to fulfill that. Again, that's something that we've been first in the world to do.

Those are the three things we were trying to get to: We know how to acquire users, we have an online product that is compelling enough to make people want to purchase, and lastly, we can actually fulfill against that product. This summer, we reached all three goals.

Now we're moving to the next phase, which is where we can put money at the top and it's actually going to turn out revenue. We can scale up to about $10 million very, very easily, and it's much more likely that we can to $20 million per year with revenue without having to do anything on our infrastructure or find any new suppliers or do anything of that sort. For us to scale up to $10 million or even $20 million per year requires no additional work on marketing, or on distribution, or on product. It's really just a matter of just lighting the fuse.

### What are your profit margins?

The question for us is: On the very first order, do we break even? Or, more importantly, are we making a profit after accounting for everything -- for the cost of goods sold, after accounting for the shipping, the cost of acquiring the customer, the cost of the packaging, the cost of the labor, and everything that goes into the order? We absolutely are. On a $135 order, we make about $54 in profit after all of those costs are taken out. We still break even on our very first order. In fact, we actually make money off of it. That's very rare in our space and industry.
Also, that's what I mean about affordably shipping to anyone in the country. These economics apply across the country. That's what's really important. There's not a Bermuda triangle in the middle of the country for us where all of a sudden, if somebody in Louisiana orders or somebody in Texas orders, we just die. That doesn't happen. When somebody makes an order on Move, we make money and we make money from every single person in the country. That's really the key there.

### What's your price point?

I would say it's about ten to fifteen percent lower than Whole Foods. That's probably the best benchmark for it. On some products, sure, we'll be slightly more expensive, but most products will be less expensive than Whole Foods. If you were to search across the country for products of our quality, it's tough to find, but if you find them in stores, you're looking at about a 30% discount on Move, on average, for that quality of product. For example, all of the beef we sell or all the pork we sell is from Niman Ranch. You're looking about 30% to 40% cheaper than what you would normally pay for that. Plus, shipping is free on all orders.

### How can you keep prices low?

There are two big reasons why we're going to be a lot more affordable than these other companies. Bi-Rite, for example, buys through a distributor. They're buying through a meat distributor, probably somebody like Golden Gate Meat out here in San Francisco. Those guys are buying from a bunch of different farms, and sometimes it's not even that. Sometimes, they're buying from bigger wholesaler. When we buy directly from the source, that saves us a lot of money, and then in turn, it saves the customer a lot of money.
The second reason we're more affordable is the private label aspect of all this. That might be the single most important product feature in Move: Everything we sell is our brand. That really has just a huge, huge effect on our bottom line. First, it takes away the marketing costs that have been built in. When you sell somebody else's brand, you're passing on the cost that they spend for marketing their brand to your customer. Take pasta sauce. If I was to go out and sell Ragu, that company's pasta sauce, what I'm really doing is taking the cost of all the Super Bowl ads that Ragu's going to run and I'm passing it on to you. What most supermarkets do is start selling multiple different brands, and none of them are their own. That leads to those supermarkets passing all of those marketing costs onto their customers. Even though you go to Whole Foods and buying the same brand of pasta sauce every single week, the cost of the other nine pasta sauces is still baked in because Whole Foods sells those sauces. For their profit margins to work, you're still paying for the other nine brands of pasta sauce that don't sell quite as well. For us, we private-label everything, so we only sell our own brand. Even when it's sourced from Niman Ranch, it's still under our brand.
What's going on there that's really compelling is that we're taking all of this volume and we're able to consolidate it to a few suppliers. That's the critical difference between us and Whole Foods or Bi-Rite or any other traditional supermarket. When 100 people go into Whole Foods or 100 people go into Bi-Rite, and they all buy pasta sauce or they all buy steak, those 100 orders are going to get broken up across whatever five brands of pasta sauce they carry. But when 100 people go on Move and order pasta sauce, those are all going to one supplier. As a result, we can drive a lot of density to the suppliers. If 1,000 people or one million people are shopping on Move versus Whole Foods, our supplier's making a lot more money for those same numbers.
We can eliminate both the cost of the middleman and the cost of the brand we sell online, direct-to-consumer, and we sell only our brand. We're also removing is the cost of wastage and the cost of having a physical store. That's the biggest cost built into your groceries at a traditional supermarket. The cost of the store is the most important cost, because you're paying for the cashier behind the counter, you're paying for the lights to stay on all night,you're paying for an airplane hangar-sized space, all that. That's all eliminated when we sell online. Our warehouses will be in the middle of nowhere -- Stockton, California; 45 minutes outside of Madison, Wisconsin. That's a considerable difference in rent from a Whole Foods in San Francisco.
To recap why we're going to be a lot more affordable: The cost of the middleman, the cost

of the brand, the cost of the physical store, and then the cost of wastage. Supermarkets throw out about a third of their food. That's a cost they have to bake into your purchase. We don't throw out any food, so that's not a cost that gets moved on to you.
What that looks like in practice is, today, you've got about 20 aisles in the store and that's equal to fewer than 20 suppliers. But in our case, one supplier is able to supply a good chunk of our store because it's all private label. We don't have to create a false diversity of products. If you went into a Whole Foods, for example, and for some reason everything was Barilla branded, that'd be a little bit weird. Most supermarkets haven't really established their own brands. They're piggybacking on other people's products. They're forced to create a diversity of products. We don't have to do that. Our pitch to people is our anti-diversity of products. It's curation first. We're saying, "This is the best pasta sauce in the country and we picked it so you don't have to." There's sort of an intrinsic, conceptual difference between how we present our products and how a traditional supermarket presents its products, and as a result, our suppliers see a lot more volume, we see a lot lower cost, and our customers see a lower cost. That's conceptually a very different pitch than the average supermarket.

### How do you ensure that your food is fresh?

When you order food from UberEats or Instacart, the person picking your produce is a guy deciding between driving Uber or delivering for Instacart. That's not knock on the job. The point is, that person is not a food expert. The greatest food experts in the world are farmers. That's the ones who really know this stuff. But those services aren't really about the food. The delivery is the main service. The food has nothing to do with it for them. That's why you'll see them make ridiculous replacements. You'll order one thing and they'll get you something completely different and be like, "Yeah, this is replaceable." No, dude, it's not replaceable.
In our case, that's flipped. There are two reasons the quality's going to be so high and the food is going to be fresh. First, it's getting picked by people who do this for a living. Generations of them have done it for a living. Our meat supplier, the company, is 105 years old. Every single one of our producers has been on the earth for longer than I have. They're all at least 30 to 40 years old, and so they really know what they're doing. For decades, all they've done is pick up the best produce or the best cuts of meat. It's a critical difference in who's picking out your product.
There's a separate difference in how quickly that product gets to you. That's the bigger difference, if anything. Not just in how quickly it gets to you, but the process by which it gets to you. One of the things we do, for example, is use a technology called IQS. This is the coolest thing in the world. If you buy frozen strawberries from us, what we do -- that almost nobody does -- is that those frozen strawberries are individually frozen. As a result, the package is not getting soggy inside and forming a clump. These are individually frozen, so you can lock a fruit or vegetable into the season that it was grown in. You could get the best California strawberries year round, nationwide. You can do that for any fruit or any vegetable. That's something that most supermarkets do not do, just because it's expensive. It's just not that easy. But for us, what matters is the quality. We can find the best version of a fruit or vegetable and we can lock it into that quality at that time and have it available nationwide.
Now, for example, we're adding some really, really beautiful stuff. We're adding this thing called Romanesca broccoli. There a finger lime, which is a lime that, when you crack it open, looks like caviar. The point is, we're product first, as opposed to being anything else first. It starts with finding the best products, and then it's about how we get it to people. For other supermarkets, it's about how we get it to people and who cares what the product is. You're not going to find finger limes on Instacart or at Safeway. You have to have a food expert go out and find it for you, and that's what we do. Half of our team are chefs, and the other half are supply chain people. So, that's the kind of thing that we can do, and it can be affordable. It's not going to cost much more than a regular lime. That's really the most meaningful thing -- that we can hold onto both poles. We can stick to quality and we don't have to give up affordability.

### Where do you see Move in five years?

I think it's worth it to spend a couple minutes here talking about how the industry's changing -- why a company such as Move could not have existed ten years ago, or even five years ago, and why it can exist today. A couple of things have happened.
The first one is just, plainly, that customer trust in an online experience and an online brand is radically different. There's a reason why Amazon had to start off by selling books, and it took 25 years to buy Whole Foods. It's taken us about 25 or 30 years to get used to buying things online. Books require no trust. It's nine bucks, and if it doesn't work out, it doesn't work out. Food requires the most trust. The first thing that really needed to happen for a company like Move to exist is that people needed to be open to the idea of buying their food online. They needed to be open to the idea of putting that in their mouth and actually eating food that came in a box. That did not exist five years ago. An online brand just had to reach that degree of sophistication. Dollar Shave Club had to happen, and Casper had to happen, for Move to happen. People had to slowly build up in their trust in online purchasing.
But today, if I'm not wrong, 17% of grocery shoppers have bought groceries online at some point. In about five years, that number's going to be 70%. More importantly, in about seven years, the year 2025, online groceries are going to be 20% of all grocery transactions. That's a significant number for a reason. Groceries are the biggest consumer sector in the world, and 20% is the inflection point for consumer sectors. Any industry, when it reaches 20% digital penetration, is when it starts to crumble. It takes a very long to go from 0% to 20%, and when it gets to 20%, it climbs to 100% real quick, in about the same amount of time as 0 to 20. In 2025, there are going to be about $100 billion of groceries bought online.
After it reaches that tipping point, it all falls. Whatever company has been able to get their foot in the door and to capture a big chunk of the market, by the time it gets to 20%, will likely own a huge portion of the largest sector in the world after 2025. If you own 1% of online groceries, by 2025, then by the time all groceries move online, you're going to own 10% to 15%. The next switch happens pretty quickly.
All these changes mean we save money. Middlemen needed to exist when people wanted to buy food in person, and now they don't as much. Second, shipping until very recently was very expensive. The size of boxes we ship, we get ridiculous rates, and 90% of that is because we have an incredible distribution system that's nationwide and very extensive. The remaining 10% of that is because the cost of shipping just dropped drastically in the past five to ten years, compared to inflation. And not just shipping, but also the packaging and the labor involved in shipping. It's because, again, of Amazon and direct-to-consumer brands. These companies have laid down the infrastructure for a company like Move to come in. E-commerce and v-commerce, or vertically integrated commerce, such as Dollar Shave Club and all these companies -- they have revived shipping and they have revived all this technology and the people and processes that go into shipping. So it truly is the right moment in history in groceries, because not only are people asking for it, but the existing players have not caught up at all. Not one of the 20 or 30 large supermarkets in the country have a direct-to-consumer program. Their supply chains are so insanely outdated that for them to even begin to update them is just a mammoth experiment. All it takes is to go out to Trader Joe's, any one of these companies' websites, and it's like they're from the 1990s. Nothing has changed. There's no delivery option, there's no buying online option, it's just old school. It's the largest consumer sector in the world and it is just ripe for disruption.

## Who are your competitors?

We really view people selling food online as the major competition -- that is, places where you can go on your computer and buy food, groceries specifically, not restaurant owners. When you see that, we make a quadrant. On one axis, we put full service. That is to say, can this or can this not replace the grocery store? Basically, could you live off of this? Do they sell enough different types of products that you can eat only this and survive? That automatically disqualifies a lot of people online. That includes Thrive Market, Brandless, and Boxed. All three of these are internet darlings and they've raised a lot of money, but not one of them sells produce. I think Thrive might be experimenting with it, but not one of them sells meat. You can't live off of honey-covered cashews. These are snacks, and unless you're the king of England, you can't live off of that. It's not a grocery store at this point. It's not just that they're incapable of doing it right now, but it's also that I don't think they have much of an interest in doing it. It's a long, difficult thing to do. There's much more money to be made in the short term by doing something else. On the other hand, about 60% to 70% of our store are core products, a core grocery, cheese and dairy and teas and milk and produce and meats and all that kind of stuff. That's the first axis: Full service.

The second axis is quality. In business terms it's about whether or not it's high end or low end. We also inherently understand this distinction. We all know that Walmart is not the same quality at Whole Foods. We understand that. In most people's minds, I think you can draw parallel lines for what quality each grocery store falls at. The highest end would be something like Whole Foods, and then Trader Joe's, and then Safeway, and keep going on down like that. At the other end you have Walmart. Our goal is to be the de facto high end grocery store, and we believe that the market truly is opening up for us to do that, because hopefully the highest-end viable grocery store in the country is now going downmarket. Whole Foods is cutting prices. If you look at where the new Whole Foods customers are coming from, about a quarter of the new people shopping at Whole Foods came from Trader Joe's, not Dean and Deluca. They're not touching a higher end segment. They're going downmarket. And why shouldn't they? It's not a lack of money. They're going to make a lot more money by selling against everybody that's down market from them. They're going to make a lot more money by being competitive on price and not purely the quality anymore. But that leaves a vacancy. None of the people selling groceries online are truly doing quality-first products. All of them can be either looked at price or convenience. For Brandless and Thrive Market, their entire pitch is working on how much money you save. And convenience is Instacart or even Amazon Fresh. There truly is not a brand that is built around the quality of food, and that's us.

When we mix those two axes -- one has full service on it, and the other one's got quality on it -- we truly are the only company in our quadrant, a company that's a true online grocery store. We sell groceries online that both full service, so you can buy all of your groceries online, and they're the highest quality. Everybody else in our industry seems to fall into one of the other quadrants. They're either low-end and full service, or they're high-end and not full service, or they're neither. We're high-end, and we're full-service.

### What's your endgame?

We have no intention of selling the company. We've gotten interest from one of the companies I mentioned here about buying the company, and I can tell you right now, we don't really care about selling it. It's just not what we're interested in.

What we are interested in is taking the company public. We've taken the necessary steps to make that happen. You're a very different company to build when you're trying to sell it quickly, as opposed to if you're trying to go public with it. The basic difference to me is how financially disciplined you are. One of the things we've done is been extremely scrappy with our spending, even on the unit economics. That's why we didn't grow until we were ready to grow profitably. That's something nobody's done. When you're trying to sell the company, you raise $80 million on day one and then some companies blow through it like crazy and then Amazon or Walmart buys you right before you're out of business. That's not the strategy we take. There are a number of our competitors that did take that strategy. In the next five to ten years, you will see Amazon and Walmart start to buy people like Thrive and Brandless. We don't have much interest in that. We're interested in building a sustainable, long-term company, and for our reasons, we prioritize economics. We prioritize actual business sense, because the exit strategy is to go public, not to get acquired.

I'll talk about the future for a second too, but you want to think about it in terms of the past. One of our most recent hires asked me, "when the food industry looks back in ten years, when they look at us, what are they going to kick themselves over? What did they miss that they're going to hate that they missed?" My answer to that was, I think that the people who make food, that manufacture it for brand labels, they're going to be filled with regret over the fact that they did not take over the selling of the food. The fact that none of the hundred largest producers of food in the country own its own distribution and reaches its own customers, that's a national shame. That's ridiculous. That's not true for any other industry. Nike owns its distribution. Apple has Apple stores. For food, that's not the case.

Second, the people that sell the food, the supermarkets, are truly going to regret that they didn't start making their own food. This model -- that you could have one person make it and then another person sells it -- is absolutely ridiculous. When I think about future of Move, sure, we present it as the supermarket of the future, but it's just as much the General Mills of the future. We are the model for a food company of the future, which is a company that makes and sells and brings to people the highest-quality foods in the world. We find it to be this overlap of building the Whole Foods of the future and building the General Mills of the future.

In specific terms, given the market we're in and what we're doing, we believe that we have the opportunity here to make the most valuable consumer company in a generation. We're vertically integrating the two large elements of this giant industry. We're making our own food, and we're bringing it to people ourselves. That gives us a tremendous amount of control over quality, affordability, and the actual dynamics of the process. When you buy a product from Move, it does not happen anywhere else. When you buy a product with us, and you taste it and you say, "Hey, maybe there's too much sugar or too little sugar," you can tell us that, and I can actually go back and come back to you with a product that has less sugar or more sugar. It's that level of control over the supply chain, that does not exist anywhere else in food, that allows us to do really, really, meaningful things. That allows us to be the company that makes and brings every single one of the major developments in food to the people. At some point, product-based meats are going to become a public thing that everybody's buying. Which supermarket is going to be the first to bring it to people? We think it's going to be us. You can think about example after example after example, but all of the biggest developments in food are going to have to get to people somehow, and I don't think that the existing system as it is will make sense any longer. I just don't think that's the way the future food is going to get built. That's when they start pushing garbage ideas like, "this is seventh-generation family, a brand that's been around for a hundred years." We don't look for that in any other industry. You don't go out and buy a matchbook from the early 2000s because it's an authentic matchbook. You look for the new stuff.

We truly believe that we can build both the General Mills and the Whole Foods of the future, all at once. We believe that we can build a food company that is going to be responsible for creating and bringing all of the major developments in food to people. We don't plan to sell anything but food any time soon, possibly ever. We find Netflix to be a very, very good comparison to us in terms of product strategy and everything. The way they look at movies and TV shows, that's how we look at groceries.

# Financials

Move has financial statements ending December 31 2019. Our cash in hand is $374,576, as of December 2019. Over the three months prior, revenues averaged $130,000/month, cost of goods sold has averaged $45,000/month, and operational expenses have averaged $40,000/month.

## At a Glance

January 1 to December 31

**$383,188** +938%
Revenue

**-$435,352**
Net Loss

**$25,425** +41%
Short Term Debt

**$895,460**
Raised in 2019

**$374,576**
Cash on Hand

INCOME | BALANCE | NARRATIVE

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Move is based on a simple idea— modern commerce is not as good as it can be. That's why we're redesigning every aspect of how daily products are made and sold, from sourcing to delivery. And we're making an entirely new type of supermarket—one that's more efficient, ethical and enjoyable.

**Milestones**

- Y Combinator Alum (W17)
- Raised $3MM in investment.
- Investors include Y Combinator, San Francisco 49ers, Joe Montana, Adrian Grenier and Matt Bellamy.
- Sold 5,000 years of membership.
- Membership waitlist of 130,000+ participants with previous membership sales selling out in under 5 minutes.
- Reached $100K+ in revenue within first month of operations.

- Doubling revenue every 60 days.

- Average Move member spends 2x what the average Amazon customer does.

- Taking on the largest consumer sector in the World (US Grocery — $700Bn)

- The fastest digitizing consumer category of the COVID economy (Online grocery)

- Ethical business — customer owned, fair prices for producers, fair wages for workers.

- Work with 50 award-winning producers from Michelin chefs to celebrity bakers.

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $383,188 compared to the year ended December 31, 2018, when the Company had revenues of $36,899. Our gross margin was 91.93% in fiscal year 2019, compared to -241.83% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $442,182, including $374,576 in cash. As of December 31, 2018, the Company had $298,187 in total assets, including $256,409 in cash.

- *Net Loss.* The Company has had net losses of $435,352 and net losses of $650,484 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $25,425 for the fiscal year ended December 31, 2019 and $18,035 for the fiscal year ended December 31, 2018.

**Liquidity & Capital Resources**

To-date, the company has been financed with $19,994 in convertibles and $1,959,900 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Inhabit.io, Inc cash in hand is $374,576, as of December 2019. Over the last three months, revenues have averaged $130,000/month, cost of goods sold has averaged $45,000/month, and operational expenses have averaged $40,000/month, for an average net margin of $45,000 per month. Our intent is to be profitable in 18 months.

We officially launched our service in 2020. These financials only cover the period until December 31st, 2019.

Until December 31st, 2019, we were still in a "pre-launch" phase, where were intermittently allowing users to purchase memberships but not retail product.

Since our launch in January 2020, we have actively been selling products directly to users. Due to this, we have developed a substantial revenue stream since the period covered by these financial.

We expect revenues to average around $150,000 per month for the next 3 months (coming from a combination of membership and product sales).

We expect monthly expenses to be roughly $40,000 per month for the next 3 months.

We have raised significant angel investor funding and revenue-based debt financing in the period after December 31st, 2019.

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

**Net Margin:** -114%

**Gross Margin:** 92%

**Return on Assets:** -98%

**Earnings per Share:** -$0.08

**Revenue per Employee:** $63,865

**Cash to Assets:** 85%

**Revenue to Receivables:** ~

**Debt Ratio:** 6%

Inhabit.io Financial Statements- 2019.pdf

Inhabit Financial Statements- Reviewed.pdf

Inhabit.io Financial Statements- Reviewed v3.pdf

# Risks

1. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

2. As a food business, we carry food safety risks.  While our team undergoes thorough training, this still poses a risk.

3. In order to maintain a good customer experience and hit our revenue goals, we need to be consistently stocked with products. Should there be a product shortage or malfunction caused by COVID-19, our customer experience and revenues could be damaged.

4. Our business model relies on a network of operations partners, such as distribution centers and suppliers. Over time, our rapid growth might put a strain on our partners' ability to scale. If our partners are unable to scale at a pace that is proportional to ours, we'll have to either rapidly find new partners or

5. We are building a business in a competitive market. And to succeed, we'll need to build a compelling brand that can stand out. This will require capital and human resources. And an inability to raise these will hamper our ability to grow.

6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Chaitanya Mishra | Entrepreneur @ Inhabit.io, Inc | 2016 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Chaitanya Mishra | President CEO | 2016 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Chaitanya Mishra | 4,800,000 Common Stock | 75.3% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| 11/2016 | $19,994 | Convertible Note |
| 12/2019 | $315,000 | SAFE |
| 08/2019 | $580,460 | SAFE |
| 12/2018 | $210,700 | SAFE |
| 12/2017 | $1,164,200 | SAFE |
| 12/2016 | $270,000 | SAFE |

### Convertible Notes Outstanding

| ISSUED | AMOUNT | INTEREST | DISCOUNT | VALUATION CAP | MATURITY |
|---|---|---|---|---|---|
| 11/23/2016 | $19,994 | 0.0% | | None | 11/23/2021 |

### Outstanding Debts

None.

### Related Party Transactions

None.

### Use of Funds

| | |
|---|---|
| $50,000 | 30% -- New Hires 30% -- Marketing 20% -- Inventory 10% -- Product Development 5% -- Operating Costs 5% -- Wefunder intermediary fee |
| $250,000 | 30% -- New Hires 30% -- Marketing 20% -- Inventory 10% -- Product Development 5% -- Operating Costs 5% -- Wefunder intermediary fee |

| | |
|---|---|
| $700,000 | 30% -- New Hires 30% -- Marketing 20% -- Inventory 10% -- Product Development 5% -- Operating Costs 5% -- Wefunder intermediary fee |
| $1,070,000 | 30% -- New Hires 30% -- Marketing 20% -- Inventory 10% -- Product Development 5% -- Operating Costs 5% -- Wefunder intermediary fee |

## Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Stock | 10,000,000 | 5,564,990 | Yes |

## Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.